UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

AMENDMENT NO. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS AWARDED THREE MAJOR INDUSTRIAL REMEDIATION CONTRACTS

Arnhem, the Netherlands – July 21, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has recently been awarded three major environmental remediation contracts for industrial clients in the United States. The total initial value of the contracts amounts to $35 million, but has the potential to increase to about $100 million in the near future. One of the contracts includes the award of the first $18 million of an $80 million decommissioning project at an industrial facility that is located in the western United States. The remaining funding for this project will be released over the next 3 to 5 years. The two other contracts are $10 million for an industrial disposal site in the Northeast and $7 million for a groundwater remediation site in the Mid-West.

Harrie Noy, CEO of ARCADIS, stated, “Through the merger with BBL last year we have strengthened our position in the environmental market considerably. We are definitely seeing the synergies of our combined offering with BBL and some of the recent wins can be attributed to the strength of our combined position. Our proven project execution, technical skills, safety practices and focus on creating value for our clients allow us to be a leading global firm in the industrial environmental market.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-thinking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at +31-26-3778604 or j.slooten@arcadis.nl.  Please visit our website at www.arcadis-global.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: July 25, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board